EXHIBIT K

RECENT DEVELOPMENTS

The information included in this section supplements the information about Brazil contained in Brazil’s Annual Report for 2012 on Form 18-K filed with the SEC on August 27, 2013, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in such annual report, the information in this section replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

SELECTED BRAZILIAN ECONOMIC INDICATORS

	2009		2010		2011		2012		2013
The Economy
Gross Domestic Product:
(in billions of current Brazilian reais)	R$	3,239.40	R$	3,770.08	R$	4,143.01	R$	4,392.09	R$	4,837.95
(at current prices in U.S.$ billions)(1)	U.S.$	1,625.6	U.S.$	2,143.9	U.S.$	2,475.1	U.S.$	2,247.3	U.S.$	2,239.9
Real GDP Growth (decline)(2)		(0.3)%		7.5%		2.7%		1.0%		2.3%
Population (millions)		191.5		193.3		194.9		196.5		201.0
GDP Per Capita(3)	U.S.$	8,489.82	U.S.$	11,093.88	U.S.$	12,696.10	U.S.$	11,435.04	U.S.$	11,141.95
Unemployment Rate(4)		6.8%		5.3%		4.7%		4.6%		4.3%
IPCA (rate of change) (5)		4.3%		5.9%		6.5%		5.8%		5.9%
IGP-DI (rate of change)(6)		(1.4)%		11.3%		5.0%		8.1%		5.5%
Nominal Devaluation Rate(7)		(25.5)%		(4.3)%		12.6%		8.9%		14.6%
Domestic Real Interest Rate(8)		5.38%		3.66%		4.80%		2.50%		2.17%
Balance of Payments (in U.S.$ billions)
Exports		153.0		201.9		256.0		242.6		242.2
Imports		(127.7)		(181.8)		(226.2)		(223.2)		(239.6)
Current Account		(24.3)		(47.3)		(52.5)		(54.2)		(81.4)
Capital and Financial Account (net)		71.3		99.9		112.4		70.2		75.4
Overall Balance (Change in Reserves)		46.7		49.1		58.6		18.9		(5.9)
Total Official Reserves		238.5		288.6		352.0		378.61		375.79
Public Finance (% of GDP)
Central Government Primary Balance (9)		1.3%		2.1%		2.3%		2.0%		1.6%
Consolidated Public Sector Primary Balance (10)		2.0%		2.7%		3.1%		2.4%		1.9%
Federal Public Debt (in R$ billions)
Domestic Federal Public Debt (DFPD or DPMFi)	R$	1,398.42	R$	1,603.94	R$	1,783.06	R$	1,916.71	R$	2,028.13
External Federal Public Debt (EFPD or DPFe)	R$	98.97	R$	90.10	R$	83.29	R$	91.28	R$	94.68
Federal Public Debt as % of Nominal GDP		46.2%		44.9%		45.0%		45.6%		43.9%
Total Federal Public Debt (in R$ billions)(11)	R$	1,497.39	R$	1,694.00	R$	1,866.35	R$	2,007.98	R$	2,122.81
General Government Gross Debt (GGGD or DBGG) (in R$ billions)(12)	R$	1,973.42	R$	2,011.52	R$	2,243.60	R$	2.583.95	R$	2,748.00
DBGG as % of GDP		60.9%		53.4%		54.2%		58.7%		57.2%
Public Sector Net Debt (NPSD or DLSP) (in R$ billions)(13)(14)	R$	1,362.71	R$	1,475.82	R$	1,508.55	R$	1,550.08	R$	1,626.33
DLSP as % of GDP		42.1%		39.2%		36.4%		35.2%		33.8%

(1)	Converted into U.S. dollars based on the weighted average exchange rate for each year.
(2)	Calculated based upon current Brazilian reais.
(3)	Not adjusted for purchasing power parity.
(4)	Unemployment in the metropolitan areas of Rio de Janeiro, São Paulo, Belo Horizonte, Porto Alegre, Salvador and Recife at the end of the relevant period.
(5)	The Extended National Consumer Price Index (Índice de Preços ao Consumidor Amplo or “IPCA”) as reported by the National Bureau of Geography and Statistics (Fundação Instituto Brasileiro de Geografia e Estatística or “IBGE”).
(6)	The General Price Index-Domestic Supply (Índice Geral de Preços-Disponibilidade Interna or “IGP-DI”) is one indicator of inflation. While many inflation indicators are used in Brazil, the IGP-DI, calculated by the Getúlio Vargas Foundation, an independent research organization, is one of the most widely utilized indices.
(7)	Year-over-year percentage appreciation of the U.S. dollar against the Brazilian real (sell side).
(8)	Brazilian federal treasury securities deflated by the IPCA and adjusted at each month-end to denote real annual yield.
(9)	The Central Government consists of the National Treasury Secretariat, the Social Security System (“RGPS”) and the Central Bank. The Consolidated Public Sector consists of the Central Government, states, municipalities and public enterprises, except Petrobras and Eletrobras.
(10)	Primary results represent Federal Government revenues less Federal Government expenditures, excluding interest expenditures on public debt.
(11)	Total Federal Public Debt announced by the National Treasury Secretariat.
(12)	The General Government Gross Debt (“GGGD”) pertains to that of the federal, state and municipal governments, both with the private sector and the public financial sector. However, debts that are the responsibility of state-owned companies (at the three levels of government) are not covered by the GGGD category. Although the Central Bank is not an entity whose liabilities figure in this indicator, its open-market operations committed to the financial sector are classified as general government debt.
(13)	The Net Public Sector Debt (“NPSD”) refers to the total obligations of the non-financial public sector deducted from its financial assets held by non-financial private agents as well as public and private financial agents. For Brazil, unlike for many other countries, net debt includes Central Bank assets and liabilities including, among other items, international reserves (assets) and the monetary base (liabilities).
(14)	NPSD is the main indebtedness indicator used by the Federal Government when making economic policy decisions and, as compared to GGGD, more adequately reflects the dynamics of public liabilities and the Federal Government’s fiscal efforts, which are shown by the consolidated primary balance at all levels. For example, in its fiscal reports, the Federal Government generally focuses on the NPSD/GDP ratio, and includes in its Budgetary Guidelines Law (“LDO”) an annual estimate of this indicator’s evolution for the current year and three subsequent years, based on its expectations about real interest rates, economic growth and primary surplus targets for the whole public sector.

Sources: IBGE; Getúlio Vargas Foundation; Central Bank; National Treasury Secretariat; IPEA

Recent Political Developments

President Rousseff was elected President of Brazil on October 31, 2010 and took office on January 1, 2011, replacing former president Luiz Inácio Lula da Silva. President Rousseff is a member of the Workers’ Party (Partido dos Trabalhadores, or “PT”). During the October 2010 elections, 513 federal deputies and 54 of 81 senators were elected, taking office on February 1, 2011. Following the October 2010 elections, the coalition of political parties supporting President Rousseff obtained 59% (304/513) of the seats in the Chamber of Deputies and 62% (50/81) of the seats in the Senate. As of March 6, 2014, 73.6% (377/512) of the seats in the Chamber of Deputies and 74% (60/81) of the seats in the Senate were held by parties that support President Rousseff.

Gross Domestic Product

Brazil’s GDP increased 2.3% in 2013 compared to the previous year. The agricultural sector increased 7.0% in 2013 compared to the previous year, whereas the service and industrial sectors increased 2.0% and 1.3%, respectively, compared to 2012. Gross Fixed Capital Formation (investments in manufacturing plants, machinery and capital equipment) increased 6.3% and household consumption rose 2.3% in 2013 compared to 2012.

The following tables set forth the share of GDP by sector at current prices and real growth at current prices by sector for each of the years indicated.

Share of GDP by Sector at Current Prices

	2009	2010	2011	2012	2013
Agriculture	6.1%	5.3%	5.5%	5.3%	5.7%
Industry	25.4%	28.1%	27.5%	26.0%	24.9%
Mining, Oil and Gas	1.3%	3.0%	4.1%	4.3%	4.1%
Manufacturing	15.8%	16.2%	14.6%	13.0%	13.0%
Construction	4.9%	5.7%	5.8%	5.7%	5.4%
Public Utilities	3.4%	3.2%	3.1%	3.1%	2.3%
Services	68.5%	66.6%	67.0%	68.7%	69.4%
Retail Services	11.8%	12.5%	12.6%	12.7%	12.7%
Transportation	5.1%	5.0%	5.1%	5.4%	5.3%
Communications	3.7%	3.2%	3.0%	2.9%	2.6%
Financial Services (1)	7.3%	7.5%	7.4%	7.2%	7.0%
Government (2)	17.0%	16.2%	16.3%	16.6%	17.7%
Rental Services	8.4%	7.8%	7.9%	8.2%	8.3%
Other Services	15.1%	14.3%	14.5%	15.7%	15.7%
Value Added at Basic Prices	100.0%	100.0%	100.0%	100.0%	100.0%
Taxes	16.2%	17.2%	17.3%	17.9%	17.9%
GDP	115.9%	116.8%	117.3%	117.7%	117.9%

(1)	Financial intermediation, complementary social security and related services.
(2)	Includes public education, health and administration.

Source: IBGE

The latest data released from Quarterly National Accounts showed that, on a seasonally-adjusted basis, GDP increased 0.2% in the first quarter of 2014, compared with the fourth quarter of 2014. The best performing sector during the first quarter of 2014 was the agriculture sector, which grew 3.6%.

In comparison with the first quarter of 2013, GDP for the first quarter of 2014 grew 1.9%. Value added at basic prices rose by 1.8%, and net taxes on products rose by 2.4%. With respect to domestic demand in Brazil, gross formation of fixed capital fell 2.1% in the first quarter of 2014 compared to the first quarter of 2013. Over the same period, general government consumption expenditure grew by 3.4% and household consumption expenditure rose 2.2%.

After reducing the Industrialized Products Tax (IPI) applicable to many products throughout 2012, on June 27, 2013, the Federal Government announced that it would increase the IPI on home appliances, furniture and panels. The new IPI rates, which are part of the Federal Government’s policy of gradually reversing its previous IPI rate reductions, became effective on July 1, 2013. On September 27, 2013, the Federal Government again increased the IPI on home appliances, furniture and panels, as economic indicators in the second half of 2013 improved. The new rates became effective on October 1, 2013.

On December 24, 2013, the Federal Government announced that it would reverse its previous IPI rate reductions on automobiles. In January 2013, the range of IPI rates applicable to automobiles was reduced from a range of 5.0% - 13.0% to a range of 0.0% - 8.0%. Effective on January 1, 2014, IPI rates increased to a range of 0.0% - 10.0%. The IPI rate on furniture was also raised on January 1, 2014, from 3.5% to 4%. Another IPI increase, which would have raised IPI rates applicable to automobiles to a range of 0.0% - 13.0%, was scheduled to be made on July 1, 2014 but that rate change been postponed to December 31, 2014.

The National Monetary Council sets the “TJLP”, or long-term interest rate, on loans issued by Brazil’s Government-controlled development bank, BNDES. Each quarter, the National Monetary Council reviews the TJLP. In June 2014, the National Monetary Council decided not to change the TJLP, keeping the rate at 5.0% for the third quarter of 2014.

Employment

In 2013, the group of six metropolitan areas surveyed by IBGE’s Monthly Employment Survey (São Paulo, Rio de Janeiro, Belo Horizonte, Recife, Salvador and Porto Alegre) had an estimated annual average unemployment rate of 5.4%, down 0.1% in comparison with the annual average unemployment rate in 2012 (5.5%). In April 2014, the unemployment rate for these six metropolitan areas decreased to 4.9%, from 5.0% in March 2014.

Prices

The National Extended Consumer Price Index (IPCA) increased by 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, and 5.91% in 2013. In June 2014, the IPCA rose 0.40%, for a cumulative increase of 6.52% over the trailing 12-month period.

The inflation rate (as measured by IGP-DI) decreased 1.4% in 2009 and increased 11.3% in 2010, 5.0% in 2011, 8.1% in 2012, and 5.5% in 2013. In June 2014, the IGP-DI inflation rate decreased 0.63% for a cumulative increase of 5.77% over the trailing 12-month period.

Monetary Policy

In its last meeting held on July 15 and 16, 2014, the Monetary Policy Committee (“COPOM”) kept the Selic interest rate at 11.0% per year, without bias. The bulletin released after the meeting stated: “After evaluating macroeconomic changes and the potential for inflation, the Monetary Policy Committee (COPOM) has unanimously decided at this time to keep the Selic interest rate unchanged at 11.00% per year, without bias.” The COPOM may establish a monetary policy “bias” at its regular meetings. A bias (to ease or tighten monetary policy) authorizes the President of the Central Bank to increase or decrease the Selic interest rate target in a specified direction at any time between regular COPOM meetings. For example, an upward bias permits the President of the Central Bank to raise the Selic rate between COPOM meetings, with no need to call a special meeting.

Foreign Exchange

The Brazilian real-U.S. dollar exchange rate (sell side), as published by the Central Bank, was R$1.8758 to U.S.$1.00 on December 30, 2011, R$2.0435 to U.S.$1.00 on December 31, 2012, R$2.3426 to U.S.$1.00 on December 31, 2013, and R$2.2193 to U.S.$1.00 on July 16, 2014.

On June 6, 2014, the Central Bank announced it would extend the program to provide foreign exchange hedging protection to economic agents and liquidity to the foreign exchange market, keeping in place the policy that had an initial effective period of January 2, 2014 through June 30, 2014. Effective July 1, 2014 and extending until at least December 31, 2014, the Central Bank stated that it would (i) perform daily auctions of foreign exchange swaps on Mondays through Fridays up to U.S.$200 million per day, (ii) hold auctions of U.S. Dollars with a repurchase commitment, depending on the liquidity of the foreign exchange market and (iii) offer additional transactions to sell U.S. Dollars if needed. In the first phase of the program, which was in place from August 23 to December 31, 2013, the Central Bank performed daily auctions of foreign exchange swaps on Mondays through Thursdays in the amount of up to U.S.$500 million per day. The Central Bank also held auctions on Fridays of U.S. Dollars in amounts of up to U.S.$1 billion per day with a repurchase commitment.

Balance of Payments; Foreign Trade; International Reserves

In 2013, Brazil registered a trade surplus of approximately U.S.$2.6 billion, compared to a trade surplus of approximately U.S.$19.4 billion in 2012. Daily average exports in 2013 amounted to U.S.$242.2 billion, a 1.0% decrease over the 2012 daily average; while daily average imports totaled U.S.$239.6 billion, a 6.5% increase over the daily average in 2012. Despite the trade surplus, the current account registered a deficit of approximately U.S.$81.4 billion in 2013, compared to a deficit of approximately U.S.$54.2 billion in 2012. The balance of payments registered a deficit of approximately U.S.$5.9 billion in 2013, compared to a surplus of approximately U.S.$18.9 billion in 2012.

The accumulated current account deficit over the 12-month period ended May 31, 2014 was approximately U.S.$81.9 billion, compared to an accumulated current account deficit of approximately U.S.$72.7 billion over the 12-month period ended May 31, 2013. As of May 31, 2014, the services and income account accumulated over the previous 12 months had a deficit of U.S.$87.6 billion, and the current unilateral transfers account accumulated over the previous 12 months had a surplus of U.S.$2.7 billion. The balance of payments deficit accumulated over the previous 12 months was approximately U.S.$5.3 billion through May 31, 2014, compared to an accumulated surplus of approximately U.S.$5.3 billion through May 31, 2013.

As of May 31, 2014, the trade surplus accumulated over the previous 12-month period was approximately U.S.$2.9 billion, compared to an accumulated trade surplus of approximately U.S.$2.9 billion recorded for the 12-month period ended May 31, 2013. Exports accumulated over the 12-month period ended May 31, 2014 totaled approximately U.S.$238.8 billion, a 0.9% decrease in daily average exports from the approximately U.S.$238.0 billion recorded in the 12-month period ended May 31, 2013. Imports accumulated over the 12-month period ended May 31, 2014 totaled approximately U.S.$235.9 billion, representing a 1.2% increase in daily average imports from the approximately U.S.$230.3 billion recorded for the 12-month period ended May 31, 2013.

Brazil’s international reserves (which include gold and foreign exchange holdings) totaled U.S.$378.6 billion on December 31, 2012, and U.S.$375.8 billion on December 31, 2013. On July 15, 2014, Brazil’s international reserves totaled U.S.$380.1 billion.

Foreign Investment

In 2013, the accumulated net foreign direct investment was approximately U.S.$64.0 billion, compared to approximately U.S.$65.3 billion in 2012.

As of May 31, 2014, the net foreign direct investment accumulated over the previous 12-month period was approximately U.S.$66.5 billion, compared to approximately U.S.$64.2 billion accumulated over the 12-month period ended May 31, 2013.

Fiscal Policy

Law No. 12,382, signed by President Rousseff on February 25, 2011, set a monthly minimum wage of R$545.00 and also established guidelines for minimum wage adjustments until 2015 based on inflation and GDP growth. For 2014, the minimum monthly wage is R$724.00, an increase of 6.78% compared to the minimum monthly wage in effect for 2013.

On January 20, 2014, President Rousseff signed the 2014 Budgetary Law (Law No. 12,952). The law assumed revenue of R$2.5 trillion for 2014 and set forth how this revenue would be used.

On February 20, 2014, the Federal Government announced the expected spending cuts for the first Adjusted Budget Directive of 2014, totaling R$44 billion with a combination of discretionary (R$30.5 billion) and mandatory expenditures (R$13.5 billion). The projected primary balance for the consolidated public sector is R$99.0 billion (1.9% of GDP), of which R$80.8 billion (1.55% of GDP) will be for the federal government and R$18.2 billion (0.35% of GDP) will be for regional and state governments. The projections of revenues and expenditures assumes an accumulated inflation rate of 5.3% and GDP growth of 2.5% for 2014.

On April 15, 2014, the Federal Government sent to Congress a draft 2015 Budget Guideline Law. In the draft law, the Federal Government assumes an increase in the minimum monthly wage, from the current R$724.00 to R$779.79 in 2015. The draft law also sets funding for the Brazil Without Poverty program and the Growth Acceleration Program (PAC), which includes the My House, My Life Program, as a priority. In addition, the draft law sets a nominal primary balance target for the consolidated public sector for 2015 of R$143.3 billion (approximately 2.5% of GDP). Of this amount, the draft law allows R$28.7 billion in funds allocated for PAC to instead be used to reduce overall spending if necessary to achieve the primary balance target. The draft law aims to reduce public sector net debt, which stood at 60.4% of GDP in 2002, to 31.1% of GDP by 2017. The macroeconomic parameters contemplated by the draft law assume inflation of 5.0% and a projected GDP growth of 3.0% for 2015.

Public Finance

In 2013, the public sector registered a primary balance of R$91.3 billion (1.9% of GDP), compared to the R$105.0 billion (2.4% of GDP) balance registered in 2012.

In May 2014, the public sector registered a primary deficit of R$11.0 billion, compared to the R$5.7 billion surplus registered in May 2013. For the 12-month period ended May 31, 2014, the accumulated surplus was R$76.1 billion (1.5% of GDP).

The consolidated public sector nominal deficit was R$157.6 billion (3.3% of GDP) in 2013 compared to the R$108.9 billion (2.5% of GDP) in 2012. The consolidated public sector nominal deficit was R$32.4 billion in May 2014. For the 12-month period ended May 31, 2014, the deficit was R$173.9 billion (3.5% of GDP).

Brazil’s accumulated social security deficit in 2013 totaled R$51.3 billion, 14.8% higher than in 2012 when the deficit was R$44.6 billion. The deficit in Brazil’s social security system increased R$3.9 billion in May 2014, an increase of 21.9% in real terms compared with the same month in 2013.

Public Debt

In January 2014, the Brazilian National Treasury released the Annual Public Debt Report 2013 and the Annual Borrowing Plan 2014. The Annual Public Debt Report 2013 presents the federal public debt (FPD) results for 2013 and discusses how the public debt was managed throughout the year, using as a reference the guidelines and targets set forth in the Annual Borrowing Plan 2013. The report also describes Brazil’s macroeconomic environment, as well as the achievements of the National Treasury and Treasury Direct (an internet based retail sales program) in 2013. The Annual Borrowing Plan 2014 sets forth the goals of the National Treasury and presents the objectives, guidelines and targets that will be pursued during the year. The objectives and guidelines are to:

•	gradually replace floating rate bonds with fixed rate or inflation-linked instruments;

•	smooth the maturity structure, with special attention to short-term debt;

•	increase the average maturity of the outstanding debt;

•	develop the yield curve on both domestic and external markets;

•	increase the liquidity of federal public securities on the secondary market;

•	broaden the investor base; and

•	improve the External Federal Public Debt profile through issuances of benchmark securities, buybacks and structured operations.

The Annual Borrowing Plan 2014 targets total public debt within a band of R$2,170 billion and R$2,320 billion, compared to R$2,122.8 billion in 2013. The target composition contemplates fixed rate debt between 40.0% and 44.0% of total debt, compared to 42.0% in 2013; inflation-indexed debt between 33.0% and 37.0%, compared to 34.5% in 2013; floating rate debt between 14.0% and 19.0%, compared to 19.1% in 2013; and foreign exchange indexed debt between 3.0% and 5.0%, compared to 4.3% in 2013. The percentage of debt falling due within 12 months is targeted between 21.0% and 25.0%, compared to 24.8% in 2013; and the average term is targeted to increase to between 4.3 and 4.5 years, compared to 4.2 years in 2013.

Brazil’s General Government Gross Debt (GGGD or DBGG) totaled R$2,748.0 billion (57.2% of GDP) as of December 31, 2013, compared to R$2,583.9 billion (58.8% of GDP) as of December 31, 2012. Brazil’s Net Public Sector Debt (NPSD or DLSP) totaled R$1,626.33 billion (33.8% of GDP) as of December 31, 2013, compared to R$1,550.08 billion (35.3% of GDP) as of December 31, 2012.

On May 31, 2014, Brazil’s net public sector debt stood at R$1,725.9 billion (34.6% of GDP), and Brazil’s GGGD stood at R$2,895.8 billion (58.0% of GDP).

On May 31, 2014, Brazil’s domestic federal public debt (DFPD or DPMFi) totaled approximately R$2,029.7 billion, compared to R$1,840.6 billion on May 31, 2013. Brazil’s external federal public debt (EFPD or DPFe) stood at R$93.2 billion on May 31, 2014, compared to R$94.6 billion on May 31, 2013. The federal floating rate (Selic rate) debt decreased to R$411.7 billion (19.4% of FPD) on May 31, 2014, from R$415.2 billion (21.5% of FPD) on May 31, 2013, while fixed rate debt increased to R$842.4 billion (39.7% of FPD) on May 31, 2014, from R$757.8 billion (39.2% of FPD) on May 31, 2013.

The average maturity of Brazil’s federal public debt was 3.53 years in December 2009, 3.51 years in December 2010, 3.62 years in December 2011, 3.97 years in December 2012 and 4.18 years in December 2013. In May 2014, the average maturity of Brazil’s federal public debt was 4.43 years. Approximately R$595.9 billion, or 28.1% of the total federal public debt outstanding as of May 31, 2014, is scheduled to mature on or before May 31, 2015. From 2008 to 2013, the National Treasury continued to buy back its outstanding external debt bonds as part of its continuing EFPD Buyback Program that started in January 2007. The main goal of the Buyback Program is to improve Brazil’s sovereign yield curve through repurchases of Brazil’s external bonds in the secondary market. Since January 2007, the repurchases have amounted to approximately U.S.$18.3 billion in principal amount.

In April 2011, Fitch Ratings upgraded Brazil’s foreign and local currency Issuer Default Ratings (IDRs) to “BBB” from “BBB-” with a stable outlook and its Country Ceiling to “BBB+” from “BBB”. On October 25, 2011, July 18, 2013, and July 10, 2014 Fitch Ratings affirmed its investment grade rating of “BBB” with a stable outlook on Brazil’s foreign and local currency IDRs. On October 2, 2013, Moody’s Investors Service changed the outlook for Brazil’s “Baa2” government bond rating from positive to stable. Concurrently, Moody’s affirmed its “Baa2” rating. On March 24, 2014, Standard & Poor’s lowered Brazil’s long-term foreign currency sovereign credit rating from BBB to BBB- and the outlook was changed to stable, from the previous negative outlook.

Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Brazil’s current credit ratings and the rating outlooks currently assigned to Brazil are dependent upon economic conditions and other factors affecting credit risk that are outside the control of Brazil. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. We disclose these ratings because, though we have no control over ratings, they are important to our ability to obtain the financing that we need on terms that are favorable to us. A decision by a rating agency to downgrade our credit rating may have an adverse impact on our ability to access funding and increase our borrowing costs, while an upgrade in our rating may improve our access to funding and reduce our borrowing costs.

The National Treasury issued securities with a present value of approximately R$24 billion in December 2013, and R$30 billion in June 2014 in favor of BNDES, to provide funds to the development bank for lending to the production sector.

Brazil has completed the following offerings since December 31, 2012:

•	an offering of U.S.$800,000,000 aggregate principal amount of its 2.625% Global Bonds due 2023 on May 16, 2013, to be consolidated to form a single series with the U.S.$1,350,000,000 aggregate principal amount of its outstanding 2.625% Global Bonds due 2023 issued on September 12, 2012;

•	an offering of U.S.$3,250,000,000 aggregate principal amount of its 4.25% Global Bonds due 2025 on November 1, 2013; and

•	an offering of €1,000,000,000 aggregate principal amount of its 2.875% Global Bonds due 2021 on April 3, 2014.

On July 23, 2014, Brazil signed an agreement pursuant to which it has agreed to issue, subject to certain conditions, U.S.$3,550,000,000 aggregate principal amount of its 5.00% Global Bonds due 2045. The settlement for the offering is expected to occur on August 1, 2014.